Exhibit 5.1

                         [LETTERHEAD OF DEAN LAW CORP.]


September 9, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Gentlemen:

Re: Planet Resources, Corp.


Please be advised that, we have reached the following conclusions regarding the above offering:

1. Planet Resources, Corp., (the "Company") is a duly and legally organized and existing Nevada state corporation, with its registered office located in Las Vegas, Nevada and its principal place of business located in Moscow, Russia. The Articles of Incorporation and corporate registration fees were submitted to the Nevada Secretary of State's office and filed with the office on April 24, 2008. The Company's existence and form is valid and legal pursuant to Nevada law.

2. The Company is a fully and duly incorporated Nevada corporate entity. The Company has one class of Common Stock at this time. Neither the Articles of Incorporation, Bylaws, and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company's common shares of stock. The Common Stock previously issued by the Company is in legal form and in compliance with the laws of the State of Nevada, its Constitution and reported judicial decisions interpreting those laws and when such stock was issued it was duly authorized, fully paid for and non-assessable. The common stock to be sold under this Form S-1 Registration Statement is likewise legal under the laws of the State of Nevada, its Constitution and reported judicial decisions interpreting those laws and when such stock is issued it will be duly authorized, fully paid for and non-assessable.

3. To our knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement. We know of no disputes involving the Company and the Company has no claim, actions or inquires from any federal, state or other government agency, other than as set forth in the registration statement. We know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

4. The Company's outstanding shares are all common shares. There are no liquidation preference rights held by any of the Shareholders upon voluntary or involuntary liquidation of the Company.

                         [LETTERHEAD OF DEAN LAW CORP.]



5. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

6. By directors' resolution, the Company has authorized the issuance of up to 3,000,000 shares of common stock.

The Company's Articles of Incorporation presently provide the authority to the Company to issue 75,000,000 shares of common stock, with a par value of $0.001 per share. Therefore, a Board of Directors' Resolution which authorized the issuance for sale of up to 3,000,000 shares of common stock is within the authority of the Company's directors and the shares, when issued, will be validly issued, fully paid and non-assessable.

We consent to filing this opinion as an exhibit to the Company's Form S-1 registration statement.

Yours very truly,


/s/ Dean Law Corp.
------------------------------
DEAN LAW CORP.